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August 13, 2002

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hino Motors, Ltd. (the "Issuer")
File No. 82-1388

Dear Sir/Madam:

On behalf of the Issuer, please find enclosed herewith the following documents:

(1) Brief English Summary of Interim Securities Report for the period between April 1, 2001 and March 31, 2002; and

(2) Notice of the 90th Ordinary General Meeting of Shareholders, dated June 27, 2002.

These documents are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b). Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelope provided for your convenience.

Sincerely,

Reiko Noda

Enclosures

NY1 5239918v1

HINO

June 6, 2002

File No. 82-1388

TO OUR SHAREHOLDERS

Notice of the 90th Ordinary
General Meeting of Shareholders

We are pleased to announce that the subject Meeting will be held as follows.
We would highly appreciate your attendance at the meeting.

1. Time : 10:00AM on June 27, 2002 (Tuesday)

2. Location: Head Office of Hino Motors, Ltd.
Main Building No. 1, PR Center (1st floor)
1-1, Hinodai 3-chome, Hino-shi, Tokyo, Japan

3. Objective
Reporting Items:
Business Activities, Balance Sheet and Profit & Loss Statement during the 90th fiscal accounting year (from Apr. 1, 2001 to Mar. 31, 2002)
Agenda:
1) Approval of proposed disposal of net profit earned during the 90th fiscal accounting year.
2) Partical alteration of the Articles of Incorporation.
3) Election of 1 Director.
4) Election of 2 Auditors.
5) Election of Certified Public Accountant,
6) Donation of bonus to the retired 2 Auditors.

When you attend the meeting, please show the enclosed voting card to the receptionist.

In the event that you are unable to attend the General Meeting, please return to us the attached Document, indicating your approval or disapproval of each agendum, and affixing your signature thereto, after reviewing the reference documents by June 26, 2002.

Hino Motors, Ltd.

TADAAKI JAGAWA
President

File No. 82-1388

To: The Minister of Finance

BRIEF DESCRIPTION OF SECURITIES REPORT

The 90th fiscal accounting year, started on Apr. 1, 2001 ended on Mar. 31, 2002
Presented on June 27, 2002

Company Name:	Hino Motors, Ltd.
Name & Title of Representative:	Tadaaki Jagawa, President
Address of Head Office:	1-1, Hinodai 3-chome, Hino-city, Tokyo
Telephone Number:	042-586-5111
Responsible officer of this report:	Kazufumi Kawabata, General Manager, Legal Section
Location where Securities Report: is available to the public	Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchange

Table of Contents:

4. Outline of the company submiting this report
   1) Outline of stocks
   2) Acquisition of treasury stocks
   3) Dividend payment policy
   4) Stock price movement
   5) Board of directors

5. Financial outline
   Report of Certified Public Accountants
   1) Consolidated financial statements and others
      (1) Consolidated financial statements
      (2) Miscellaneous

   Report of Certified Public Accountants
   2) Financial statements and others
      (1) Financial statements
      (2) Details of major assets and liabilities
      (3) Miscellaneous

6. Outline of shareholders relationship

7. Reference information

II. Information regarding contingent liabilities of subsidiary and affiliate companies

We state that the English Annual Report contains basically the same information as described in this Securities Report. Please refer to the English Annual Report which we will send a copy to you in September.